UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*


                      TRANS WORLD ENTERTAINMENT CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    89336Q100
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    89336Q100
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  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  3,420,660*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     9.6%*
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  14)  Type of Reporting Person (See Instructions):       IA
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* As of June 16, 2004, 735,510 shares of Trans World Entertainment Corporation (the "Company") common stock, par value $0.01 per share (the "Common Stock"), were owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"); 332,682 shares of the Common Stock were owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"); and 1,576,789 shares of the Common Stock were owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). In addition, as of such date, 775,679 shares of the Common Stock were owned in the aggregate by certain private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional, International and the Funds. Therefore, for the purposes of Regulation 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 3,420,660 shares of the Common Stock, or 9.6% of the shares of Common Stock deemed to be outstanding as of June 16, 2004. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended May 1, 2004, as filed by the Company on June 10, 2004, as of June 1, 2004 there were outstanding 35,597,295 shares of the Common Stock. As of June 16, 2004, 735,510 shares of the Common Stock were owned by Cerberus; 332,682 shares of the Common Stock were owned by Institutional; 1,576,789 shares of the Common Stock were owned by International; and 775,679 shares of the Common Stock were owned in the aggregate by the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, Institutional,
International and the Funds. Therefore, for the purposes of Regulation 240.13d-3, Stephen Feinberg is deemed to be the beneficial owner of 3,420,660 shares of the Common Stock, or 9.6% of the shares of Common Stock deemed to be outstanding as of June 16, 2004.

          The following table details the transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (including Cerberus, Institutional, International and the Funds) since the date of the event which required the filing of the Schedule 13D Amendment No. 14 filed on June 16, 2004 (each of which were effected in an ordinary brokerage transaction):


                                   I. Cerberus
                                   -----------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----

      June 15, 2004                   51,000                    $10.28
      June 15, 2004                   16,130                    $10.27
      June 16, 2004                   54,620                    $10.2542
      June 16, 2004                    5,400                    $10.2500

                                II. Institutional
                                -----------------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----

      June 15, 2004                   23,078                    $10.28
      June 15, 2004                    7,300                    $10.27
      June 16, 2004                   24,700                    $10.2542
      June 16, 2004                    2,420                    $10.2500



                               III. International
                               ------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----

      June 15, 2004                   109,330                   $10.28
      June 15, 2004                    34,570                   $10.27
      June 16, 2004                   117,110                   $10.2542
      June 16, 2004                    11,520                   $10.2500



                                  IV. The Funds
                                  -------------

                                   (Purchases)

                                      NONE


                                     (Sales)

          Date                       Quantity                   Price
          ----                       --------                   -----

      June 15, 2004                   53,770                    $10.28
      June 15, 2004                   17,000                    $10.27
      June 16, 2004                   57,640                    $10.2542
      June 16, 2004                    5,660                    $10.2500

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      June 17, 2004


                                       /s/ Stephen Feinberg
                                      ------------------------------------------
                                      Stephen Feinberg,  in  his capacity as the
                                      managing  member of  Cerberus  Associates,
                                      L.L.C.,  the  general  partner of Cerberus
                                      Partners,  L.P.,  and  as  the  investment
                                      manager for each of Cerberus Institutional
                                      Partners,  L.P.,  Cerberus  International,
                                      Ltd. and certain private  investment funds



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).